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                            April 7, 2021

       Janak Amin
       President and Chief Executive Officer
       PB Bankshares, Inc.
       185 E. Lincoln Highway
       Coatesville, PA 19320

                                                        Re: PB Bankshares, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 12,
2021
                                                            File No. 333-254209

       Dear Mr. Amin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary
       Prosper Bank, page 1

   1. Please balance your disclosure in the prospectus summary by quantifying your net losses for the prior fiscal
year.
   2. Please revise the prospectus summary to disclose that you intend to change the Bank's name in connection with
the conversion, as disclosed on page 70.
       Organically grow through loan production offices..., page 3

   3. We note your disclosure that following the offering, you expect to establish one to two additional loan
production offices to support lending teams in your core markets. To the
 Janak Amin
PB Bankshares, Inc.
April 7, 2021
Page 2
         extent possible, please provide an estimate of the costs of doing so, either here or elsewhere in the prospectus.
Risk Factors
We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements..., page 29

4. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
We are subject to environmental liability risk associated with lending activities..., page 32

5. If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has taken title and is therefore the potential source of environmental liabilities.
General

6. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or John Spitz,
Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameJanak Amin                                     Sincerely,
Comapany NamePB Bankshares, Inc.
April 7, 2021 Page 2                                             Division of
Corporation Finance
FirstName LastName                                               Office of
Finance